Exhibit 99.1

Huize Holding Limited Reports Second Quarter 2020 Unaudited Financial Results

SHENZHEN, China, August 20, 2020 (GLOBE NEWSWIRE) – Huize Holding Limited, (“Huize”, the “Company” or “we”) (NASDAQ: HUIZ), a leading independent online insurance product and service platform in China, today announced its unaudited financial results for the three months ended June 30, 2020.

Second Quarter 2020 Operational and Financial Highlights:

•	Total Gross Written Premiums (“GWP”) facilitated on our platform increased by 51.0% to RMB596.0 million from RMB394.6 million in the second quarter of 2019.

•	GWP of long-term life and health insurance products accounted for approximately 93.0% of total GWP facilitated, compared to 82.3% in the second quarter of 2019.

•	Cumulative number of insurance clients served increased to approximately 6.5 million, and cumulative number of insured clients increased to approximately 54.4 million as of June 30, 2020.

•	Total operating revenue increased by 17.6% to RMB235.0 million (US$33.3 million) from RMB199.9 million in the second quarter of 2019.

•	Net loss was RMB3.7 million (US$0.5 million). Non-GAAP net profit[1] was RMB14.1 million (US$2.0 million), representing the Company’s ninth consecutive profitable quarter on a non-GAAP basis.

[1]

Non-GAAP net profit is a non-GAAP financial measure. For more information, please see the section of “Use of Non-GAAP Financial Measure Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Mr. Cunjun Ma, Founder, Chairman and Chief Executive Officer of Huize, commented, “As the global economy was severely affected by the unfortunate COVID-19 outbreak in the first half of the year, the overall development of the insurance sector in China slowed down, with a single digit growth in GWP of 6.5% year over year. Despite the challenging macro conditions, we are pleased to report solid results outpacing industry growth. During the second quarter, total GWP facilitated on our platform increased by 51.0% year over year to RMB596.0 million, of which long-term life and health GWP accounted for 93.0%, a ratio which has stayed above 90% for the past three consecutive quarters. Furthermore, we have long been committed to seeking a balance between business growth and financial stability and were able to establish strong liquidity and a healthy financial position. As of quarter end, we had a combined cash and cash equivalents balance of US$63.3 million while we also recorded our ninth consecutive profitable quarter on a non-GAAP basis.”

“As a data-driven and technology-empowered insurtech platform focused on transforming the distribution of long-term life and health insurance for the industry, we believe that the business model that we have developed and continue to optimize is the core to better serve our customers and drive customer lifetime value. In the second quarter, Huize launched AI Proposal - an innovative application utilizing artificial intelligence to automatically create personalized insurance proposals, which significantly reduced customer waiting time to just a matter of minutes. On June 16, Huize and Southwestern University of Finance and Economics announced an agreement to set up a joint laboratory to focus on the application of innovative technologies, such as big data and knowledge graph construction, in the insurance sector to enable the creation of more accurate actuarial models and further mitigation of adverse selection risks in online insurance.”

“Going forward, we will continue to invest in technology such as data analytics and machine learning to further improve our capabilities in the areas of risk management, product customization, customer experience and operating efficiency. Looking ahead into the second half of 2020, we are confident in the prospects for both the development of the company and the entire industry. As the pandemic has forced the education of the market and accelerated the offline-to-online transition in consumer behavior, we believe we are well-positioned to capture the industry sweet spot and benefit from the growing opportunities.”

Second Quarter 2020 Financial Results

Total operating revenue

Total operating revenue in the second quarter of 2020 increased by RMB35.1 million, or 17.6%, to RMB235.0 million (US$33.3 million) from RMB199.9 million in the same period of 2019. The increase in total operating revenue was primarily driven by an increase in brokerage income, which increased by 18.3% year over year to RMB234.2 million (US$33.1 million) in the second quarter of 2020. The increase in brokerage income was primarily driven by the 51.0% increase in total GWP facilitated which amounted to RMB596.0 million during the second quarter of 2020, of which first year premiums accounted for RMB319.7 million and renewal premiums accounted for RMB276.3 million.

Total operating costs

Cost of revenue in the second quarter of 2020 increased by RMB13.4 million, or 10.7%, to RMB139.8 million (US$19.8 million) from RMB126.4 million in the same period of 2019, which was primarily attributable to increased personnel costs paid to insurance consultants and service fees paid to user traffic channels.

Total operating costs in the second quarter of 2020 increased by RMB13.7 million, or 10.8%, to RMB140.5 million (US$19.9 million) from RMB126.8 million in the same period of 2019, primarily attributable to the increase in cost of revenue.

As a percentage of total operating revenue, total operating costs declined to 59.8% in the second quarter of 2020 from 63.4% in the same period of 2019.

Operating expenses

Selling expenses in the second quarter of 2020 increased by RMB14.4 million, or 42.7%, to RMB48.1 million (US$6.8 million) from RMB33.7 million in the same period of 2019. This increase was primarily attributable to increased personnel costs as we increased our headcount, an increase in share-based compensation expenses, and to a lesser extent due to an increase in advertising and marketing expenses.

General and administrative expenses in the second quarter of 2020 decreased by RMB34.8 million, or 44.5%, to RMB43.5 million (US$6.2 million) from RMB78.3 million in the same period of 2019. This decrease was primarily attributable to the decrease in share-based compensation expenses, which amounted to RMB15.5 million in the second quarter of 2020, compared to RMB61.8 million in the same period of 2019. Excluding the impact of share-based compensation expenses, general and administrative expenses in the second quarter of 2020 increased by 70.3% year over year.

Research and development expenses in the second quarter of 2020 increased by RMB3.1 million, or 41.9%, to RMB10.6 million (US$1.5 million) from RMB7.5 million in the same period of 2019, primarily attributable to increase in number of R&D personnel.

Net profit and Non-GAAP net profit for the period

Net loss in the second quarter of 2020 was RMB3.7 million (US$0.5 million), compared to a net loss of RMB40.6 million in the second quarter of 2019. Non-GAAP net profit in the second quarter of 2020 was RMB14.1 million (US$2.0 million), compared to RMB21.2 million in the second quarter of 2019.

Cash and cash equivalents

As of June 30, 2020, the combined balance of the Company’s cash and cash equivalents amounted to RMB447.3 million (US$63.3 million), compared to RMB88.1 million as of December 31, 2019. The increase was primarily due to the cash proceeds raised from the Company’s initial public offering in February 2020.

Business Outlook

Based on the Company’s preliminary assessment of the current market conditions, the Company currently expects total operating revenue for the third quarter of 2020 to be in the range of RMB310 million to RMB340 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change caused by various uncertainties, including those related to the ongoing COVID-19 pandemic.

Share Repurchase Program

As of June 30, 2020, the Company had purchased an aggregate of 6,647 ADSs for a total amount of approximately US$0.04 million, under its share repurchase program pursuant to which the Company has been authorized to repurchase up to US$10 million ADSs by April 15, 2021, as previously announced on April 15, 2020.

Conference Call

The Company’s management team will hold a Direct Event conference call on Thursday, August 20, 2020, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Huize Holding Limited’s Second Quarter 2020 Earnings Conference Call
Conference ID:	#9198616
Registration Link:	http://apac.directeventreg.com/registration/event/9198616

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through August 28, 2020, by dialing the following numbers:

International:	+61-2-8199-0299
Mainland China Toll Free:	400-632-2162
United States Toll Free:	+1-855-452-5696
Hong Kong, China Toll Free:	800-963-117

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.huize.com.

About Huize Holding Limited

Huize Holding Limited is a leading independent online insurance product and service platform in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products, and empowers its insurer partners to reach a large fragmented client base in the insurance retail market efficiently and enhance their insurance sales. Huize provides insurance clients with digitalized insurance experience and services, including suitable product recommendations, consulting service, intelligent underwriting and assistance in claim application and settlement, which significantly improve transaction experience. According to the Oliver Wyman Report, Huize was the largest independent online long-term life and health insurance product and service platform in China as measured by gross written premiums, or GWP facilitated in 2018.

For more information, please visit http://ir.huize.com.

Use of Non-GAAP Financial Measure Statement

In evaluating our business, we consider and use non-GAAP net profit/(loss) as a supplemental measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define non-GAAP net profit/(loss) as net profit/(loss) excluding share-based compensation expenses and interest on convertible bond. Such adjustments have no impact on income tax because either the non-GAAP adjustments were recorded at entities located in tax free jurisdictions, such as the Cayman Islands or because the non-GAAP adjustments were recorded at operating entities located in the PRC for which the non-GAAP adjustments were not deductible for tax purposes.

We present the non-GAAP financial measure because it is used by our management to evaluate our operating performance and formulate business plans. Non-GAAP net profit/(loss) enables our management to assess our operating results without considering the impact of share-based compensation expenses and the interest on convertible bond. We also believe that the use of this non-GAAP financial measure facilitates investors’ assessment of our operating performance.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net profit/(loss) is that it does not reflect all items of income and expense that affect our operations. Further, the non-GAAP financial measure may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

The non-GAAP financial measure should not be considered in isolation or construed as an alternative to net profit/(loss) or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measure in light of the most directly comparable GAAP measure, as shown below. The non-GAAP financial measure presented here may not be comparable to similarly titled measure presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing our data comparatively. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.0651 to US$1.00, the exchange rate on June 30, 2020 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huize’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, business outlook and quotations from management in this announcement, contain forward-looking statements. Huize may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huize’s goal and strategies; Huize’s expansion plans; Huize’s future business development, financial condition and results of operations; Huize’s expectation regarding demand for, and market acceptance of, its online insurance products; Huize’s expectations regarding its relationship with insurer partners and insurance clients and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in Huize’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huize does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Huize Holding Limited

E-mail: investor@huize.com

Jack Wang

ICR, Inc.

Tel: +1-212-365-4862

E-mail: huize.ir@icrinc.com

SOURCE Huize Holding Limited

Huize Holding Limited

Unaudited Consolidated Balance Sheets

(all amounts in thousands, except for share and per share data)

	As of December 31	As of June 30
	2019	2020
	RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents	88,141	447,264	63,306
Restricted cash	161,186	169,204	23,949
Accounts receivable, net of allowance for doubtful accounts	180,393	136,347	19,299
Insurance premium receivables	2,329	2,123	300
Amounts due from related parties	280	183	26
Prepaid expense and other receivables	29,196	34,225	4,846

Total current assets	461,525	789,346	111,726

Non-current assets
Property, plant and equipment, net	8,006	8,493	1,202
Intangible assets, net	1,652	1,470	208
Deferred tax assets	64	195	28
Long-term investments	23,395	24,195	3,425
Other assets	14,163	859	122
Operating lease right-of-use assets	—	12,677	1,794

Total non-current assets	47,280	47,889	6,779

Total assets	508,805	837,235	118,505

Current liabilities
Short-term borrowings	36,880	77,727	11,002
Accounts payable	124,441	88,293	12,497
Insurance premium payables	125,587	83,691	11,846
Other payables and accrued expenses	30,211	19,502	2,760
Payroll and welfare payable	43,993	47,452	6,716
Income taxes payable	206	1,080	153
Operating lease liabilities	—	8,751	1,239
Amounts due to related parties	465	—	—

Total current liabilities	361,783	326,496	46,213

Non-current liabilities
Long-term borrowings	—	2,308	327
Deferred tax liabilities	530	605	86
Operating lease liabilities	—	4,158	589
Payroll and welfare payable	—	5,848	828
Other non-current liabilities	518	102	14
Total non-current liabilities	1,048	13,021	1,844

Total liabilities	362,831	339,517	48,057

Mezzanine equity
Series A redeemable preferred shares	84,072	—	—
Series B redeemable preferred shares	261,272	—	—
Series B+ redeemable preferred shares	81,654	—	—
Series B++ redeemable preferred shares	27,629	—	—

Total mezzanine equity	454,627	—	—

Shareholders’ (deficit)/equity
Common shares	33	—	—
Class A common shares	—	62	9
Class B common shares	—	10	1
Treasury stock	—	(319)	(45)
Additional paid-in capital	64,882	874,063	123,716
Accumulated other comprehensive income	414	3,909	553
Accumulated deficit	(373,982)	(380,007)	(53,786)
Total shareholders’ (deficit)/equity	(308,653)	497,718	70,448

Total liabilities, mezzanine equity and shareholders’ equity	508,805	837,235	118,505

Huize Holding Limited

Unaudited Consolidated Statements of Comprehensive Income

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue
Brokerage income	197,951	234,177	33,146	447,954	481,866	68,204
Other income	1,945	828	117	3,512	1,832	259

Total operating revenue	199,896	235,005	33,263	451,466	483,698	68,463

Operating costs and expenses
Cost of revenue	(126,368)	(139,849)	(19,795)	(280,312)	(287,645)	(40,714)
Other cost	(414)	(616)	(87)	(815)	(1,535)	(217)

Total operating costs	(126,782)	(140,465)	(19,882)	(281,127)	(289,180)	(40,931)

Selling expenses	(33,724)	(48,118)	(6,811)	(62,649)	(101,072)	(14,306)
General and administrative expenses	(78,286)	(43,476)	(6,154)	(96,635)	(82,463)	(11,672)
Research and development expenses	(7,491)	(10,627)	(1,504)	(13,905)	(21,814)	(3,088)
Total operating costs and expenses	(246,283)	(242,686)	(34,351)	(454,316)	(494,529)	(69,997)

Operating loss	(46,387)	(7,681)	(1,088)	(2,850)	(10,831)	(1,534)

Other income/(expenses)
Interest expenses	(118)	(206)	(29)	(262)	(619)	(88)
Unrealized exchange (loss) /income	—	(5)	(1)	369	(38)	(5)
Others, net	5,817	4,897	693	9,319	5,983	847

(Loss)/profit before income tax, and share of income of equity method investee	(40,688)	(2,995)	(425)	6,576	(5,505)	(780)

Income tax expense	(112)	(731)	(103)	(144)	(819)	(116)
Share of income/ (loss) of equity method investee	179	—	—	(23)	299	42

Net (loss)/profit/	(40,621)	(3,726)	(528)	6,409	(6,025)	(854)

Net profit attributable to non-controlling interests	78	—	—	91	—	—
Net (loss)/profit attributable to Huize Holding Limited	(40,699)	(3,726)	(528)	6,318	(6,025)	(854)
Redeemable preferred shares redemption value accretion	(7,325)	—	—	(15,108)	(4,274)	(605)
Allocation to redeemable preferred shares	20,458	—	—	(3,176)	1,074	152

Net loss attributable to common shareholders	(27,566)	(3,726)	(528)	(11,966)	(9,225)	(1,307)

Net (loss)/profit	(40,621)	(3,726)	(528)	6,409	(6,025)	(854)
Foreign currency translation adjustment, net of tax	58	(1,028)	(146)	4	3,495	495

Comprehensive (loss)/income	(40,563)	(4,754)	(674)	6,413	(2,530)	(359)

Comprehensive income attributable to non- controlling interests	94	—	—	94	—	—

Comprehensive (loss)/income attributable to Huize Holding Limited	(40,657)	(4,754)	(674)	6,319	(2,530)	(359)

Weighted average number of common shares used in computing net profit/(loss)per share
Basic and diluted	445,428,365	1,015,971,202	1,015,971,202	452,445,068	904,708,668	904,708,668
Net loss per share attributable to common shareholders
Basic and diluted	(0.06)	(0.00)	(0.00)	(0.04)	(0.01)	(0.00)

Huize Holding Limited

Unaudited Reconciliations of GAAP and Non-GAAP Results

(all amounts in thousands, except for share and per share data)

	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD
Net (loss)/profit	(40,621)	(3,726)	(528)	6,409	(6,025)	(854)
Share-based compensation expenses	61,832	17,828	2,523	67,774	42,326	5,991

Non-GAAP net profit	21,211	14,102	1,995	74,183	36,301	5,137